UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FORIAN INC.
(Name of Subject Company)
BRAVO MERGER SUB, INC.
a wholly owned subsidiary of
2025 ACQUISITION COMPANY, LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
34630N106
(CUSIP Number of Class of Securities)
Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tell: (267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
With a copy to:
Creighton Condon
Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022
(212) 848-7628

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable	Filing Party:	2025 Acquisition Company, LLC Bravo Merger Sub, Inc.
	Form or Registration No.:	Schedule TO-T	Date Filed:	April 16, 2026
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”) is filed by (i) Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a direct wholly-owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”), and (ii) Parent. This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, filed by the Buyer Parties with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2026 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Buyer Parties to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of Forian Inc., a Maryland corporation (the “Company”), for $2.17 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(a) and (a)(1)(b) of the Schedule TO, respectively. The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (the “Excluded Shares”).
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO, the Offer to Purchase (including all schedules thereto) and the Letter of Transmittal remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 2.
Amendments to the Offer to Purchase.
The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:
1.
The section of the Offer to Purchase entitled “Special Factors and Other Relevant Information—Section 3. Reasons for the Offer” is hereby amended and supplemented by adding the following text at the end of the disclosure:

“Mr. Wygod’s reasons for the Offer are the same as those of the Buyer Parties set forth above, which Mr. Wygod expressly adopts as his own.
Mr. Dublin’s reasons for the Offer are the same as those of the Buyer Parties set forth above, which Mr. Dublin expressly adopts as his own.”
2.
The section of the Offer to Purchase entitled “Special Factors and Other Relevant Information—Section 5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

The section heading shall read “Special Factors and Other Relevant Information—Section 5. Position of the Buyer Parties, Max Wygod and Adam Dublin Regarding Fairness of the Offer and the Merger”
The following subsections are hereby added to such section:
“Position of Mr. Wygod Regarding Fairness of the Offer and the Merger
Mr. Wygod is the Chief Executive Officer of Forian, will be the Chief Executive Officer of the Surviving Corporation, serves as the sole director and sole executive officer of Parent, beneficially owns approximately 18.38% of the equity interests of Parent, and serves as a co-trustee of Sponsor. Under a possible interpretation of the SEC rules governing “going-private” transactions, Mr. Wygod may be deemed to be an affiliate of Forian engaged in the Rule 13e-3 transaction and, accordingly, required to express his belief as to the fairness of the Merger to Forian’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. Mr. Wygod is making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and Schedule 13E-3. The view of Mr. Wygod as to the fairness of the Merger is not intended to be, and should not be construed as, a recommendation to any Forian stockholder as to whether that stockholder should tender Shares in the Offer. Mr. Wygod has interests in the Merger that are different from, and/or in addition to, those of the unaffiliated security holders of Forian, including his continuing equity interest in Parent, his continuing role as Chief Executive Officer of the Surviving Corporation, and his role as co-trustee of Sponsor.
Mr. Wygod did not participate in the deliberations of the Special Committee or the Board regarding, and did not receive advice from the Special Committee’s or the Board’s legal or financial advisors as to, the fairness of the Merger to the unaffiliated security holders of Forian. Mr. Wygod did not perform, or engage a financial advisor to perform, any valuation or other analysis for purposes of assessing the fairness of the Merger to the unaffiliated security holders of Forian, and did not receive any report, opinion or appraisal from any outside party materially related to the fairness of the Offer Price.
Based on, among other things, his knowledge of Forian and its business, his review of the factors, analyses and conclusions of the Special Committee and the Board described under “Item 4—The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board” in the Schedule 14D-9, and the factors and analyses considered by the Buyer Parties as set forth above in this Section 5, Mr. Wygod believes that the Offer and the Merger are both substantively and procedurally fair to the unaffiliated security holders of Forian. Mr. Wygod expressly adopts the analyses, factors considered (including the positive factors and the countervailing factors), and resulting conclusions of the Buyer Parties set forth in this Section 5 above as his own, including the Buyer Parties’ reasons for not considering liquidation value, net book value, or going concern value as a public company, and the Buyer Parties’ observations regarding the absence of firm offers from unaffiliated third parties during the past two years and the absence of any outside report, opinion or appraisal materially related to the fairness of the Offer Price. Mr. Wygod did not find it practicable to, and did not, quantify or otherwise attach relative weights to the individual factors he considered in reaching his determination as to fairness.
Position of Mr. Dublin Regarding Fairness of the Offer and the Merger
Mr. Dublin is the Chief Strategy Officer of Forian, will be the Vice President of the Surviving Corporation, and beneficially owns approximately 11.93% of the equity interests of Parent. Under a possible interpretation of the SEC rules governing “going-private” transactions, Mr. Dublin may be deemed to be an affiliate of Forian engaged in the Rule 13e-3 transaction and, accordingly, required to express his belief as to the fairness of the Merger to Forian’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. Mr. Dublin is making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and Schedule 13E-3. The view of Mr. Dublin as to the fairness of the Merger is not intended to be, and should not be construed as, a recommendation to any Forian stockholder as to whether that stockholder should tender Shares in the Offer. Mr. Dublin has interests in the Merger that are different from, and/or in addition to, those of the unaffiliated security holders of Forian, including his continuing equity interest in Parent and his continuing role as an officer of the Surviving Corporation.
Mr. Dublin did not participate in the deliberations of the Special Committee or the Board regarding, and did not receive advice from the Special Committee’s or the Board’s legal or financial advisors as to, the fairness of the Merger to the unaffiliated security holders of Forian. Mr. Dublin did not perform, or engage a financial advisor to perform, any valuation or other analysis for purposes of assessing the fairness of the Merger to the unaffiliated security holders of Forian, and did not receive any report, opinion or appraisal from any outside party materially related to the fairness of the Offer Price.
Based on, among other things, his knowledge of Forian and its business, his review of the factors, analyses and conclusions of the Special Committee and the Board described under “Item 4—The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board” in the Schedule 14D-9, and the factors and analyses considered by the Buyer Parties as set forth above in this Section 5, Mr. Dublin believes that the Offer and the Merger are both substantively and procedurally fair to the unaffiliated security holders of Forian. Mr. Dublin expressly adopts the analyses, factors considered (including the positive factors and the countervailing factors), and resulting conclusions of the Buyer Parties set forth in this Section 5 above as his own, including the Buyer Parties’ reasons for not considering liquidation value, net book value, or going concern value as a public company, and the Buyer Parties’ observations regarding the absence of firm offers from unaffiliated third parties during the past two years and the absence of any outside report, opinion or appraisal materially related to the fairness of the Offer Price. Mr. Dublin did not find it practicable to, and did not, quantify or otherwise attach relative weights to the individual factors he considered in reaching his determination as to fairness.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2026

BRAVO MERGER SUB, INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

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